

Mail Stop 4628

October 6, 2017

Kenneth E. Hill
Chief Executive Officer
Victory Energy Corporation
3355 Bee Caves Road, Suite 608
Austin, TX 78746

> **Re:** **Victory Energy Corporation**
> **Proxy Statement on Form PREM14A**
> **Filed September 18, 2017**
> **File No. 2-76219-NY**

Dear Mr. Hill:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note the divestiture of your partnership interest in Aurora Energy Partners appears to involve the sale of a substantial part of your assets. Please tell us why you do not provide the financial information required by Rules 8-02, 8-03 and 8-05 of Regulation S-X pursuant to Item 14(a)(4) of Schedule 14A.

Proposal No. 1 – Charter Proposal

Reasons for the Amendment to our Current Charter

2.   We note you state that the primary purpose of the charter amendment is to increase your authorized stock to facilitate the conversion of your recently issued preferred stock and the issuance of shares pursuant to the Divestiture Agreement. Please clarify here that following such conversion and the issuance of other shares and securities contemplated by the Transaction and Divestiture Agreements, Armacor will own 90% of your issued and outstanding common stock on a fully-diluted basis and your business will focus exclusively on technology-driven, friction reducing oilfield products and services in connection with its exclusive sublicense to all of Armacor's intellectual property, rather than the ownership of exploration and production assets. In this regard, we note the disclosure in your Form 8-K filed on August 24, 2017. In addition, please expand your disclosure to discuss the reasons for engaging in the transaction with Armacor.

Proposal No. 2 – Divestiture Proposal

Background of the Divestiture

3.   You disclose in this section that an "independent financial consulting firm . . . gave a detailed presentation to the board regarding their analysis of the relative value of the license and cash being contributed by Armacor to [y]our company and of the release of liabilities to be received by Navitus in exchange for [y]our interest in Aurora." Please expand this section to provide all material disclosure that Item 1015(b) of Regulation S-K requires. Refer to Item 14(b)(6) of Schedule 14A. Ensure that your expanded disclosure includes the identity of the financial consulting firm and any affiliation it has with you, the procedures it followed in preparing the fairness presentation and any projections used, the bases for and methods of arriving at its recommendation, and any compensation it received for providing the presentation.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Karina V. Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources